UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Peloton Interactive, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

441 Ninth Avenue, Sixth Floor
Address of Principal Executive Office (Street and Number)
New York, New York 10001
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Peloton Interactive, Inc. (the “Registrant” or the "Company") will not be able to timely file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended June 30, 2022 for the reason set forth below.
The Registrant requires additional time to permit completion of the accounting and disclosures related to the measurement of the Registrant's fourth quarter long-lived asset impairment charges associated with the Registrant’s recent announcement to exit its last mile warehouses, including management’s assessment of the effectiveness of internal controls over financial reporting as it relates to its accounts and disclosures related to these strategic business developments and for its registered public accounting firm, Ernst & Young LLP, to complete its necessary audit procedures over these matters. As a result, the Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the “Annual Report”) by the prescribed due date without unreasonable effort or expense. The Registrant anticipates that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date.
PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	/s/ Elizabeth F Coddington	917	671-9198
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Annual Report will reflect the changes in results of operations from the prior year consistent with the comparative results of operations disclosed in the Company’s letter to stockholders announcing its financial results for the fiscal year ended June 30, 2022 included in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on August 25, 2022.

Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 12b-25 other than statements of historical fact, including, without limitation, statements regarding the expected results of operations to be reported in the Annual Report and the timing of filing the Annual Report. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.
We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions and other important factors that could cause actual results to differ materially from those stated, including, without limitation: our ability to achieve and maintain future profitability; our ability to attract and maintain Subscribers; our ability to accurately forecast consumer demand of our products and services and adequately maintain our inventory; our ability to execute and achieve the expected benefits of our restructuring initiative and other cost-saving measures; our ability to effectively manage our growth; our ability to anticipate consumer preferences and successfully develop and offer new products and services in a timely manner, or effectively manage the introduction of new or enhanced products and services; demand for our products and services and growth of the connected fitness products industry; our reliance on a limited number of suppliers, contract manufacturers, and logistics partners for our connected fitness products; our reliance on and lack of control over suppliers, contract manufacturers, and logistics partners; our ability to predict our long-term performance and declines in our revenue growth as our business matures; the effects of increased competition in our markets and our ability to compete effectively; declines in sales of our Bike and Bike+; our dependence on third-party licenses for use of music in our content; actual or perceived defects in, or safety of, our products, including any impact of product recalls or legal or regulatory claims, proceedings or investigations involving our products; our ability to maintain, protect, and enhance our intellectual property; our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business both in the United States and internationally; and those risks and uncertainties described in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part I, Item 2 and “Risk Factors” in Part II, Item 1A of our Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2021 and March 31, 2022, as such factors may be updated in our filings with the Securities and Exchange Commission, including but not limited to our Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which are available on the Investor Relations page of our website at https://investor.onepeloton.com/investor-relations and on the SEC website at www.sec.gov.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Our forward-looking statements speak only as of the date of this Form 12b-25, and we undertake no obligation to update any of these forward-looking statements for any reason after the date of this Form 12b-25 or to conform these statements to actual results or revised expectations, except as required by law.

Peloton Interactive, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 29, 2022

By:	/s/ Elizabeth F Coddington
Name:	Elizabeth F Coddington
Title:	Chief Financial Officer (Principal Financial Officer)